Syneron Invests in New Dental Laser Venture

Investment complements elos(TM) platform of aesthetic medical devices

Yokneam, Israel —July 5, 2005—Syneron Medical Ltd. (NASDAQ: ELOS) today announced that it has signed an agreement to invest $1.5m in Light Instruments Ltd., an Israeli start-up specializing in the development of advanced dental laser devices.

Syneron's investment, to buy 51% of the new company, will be made in two equal $750,000 tranches. Syneron will fund the second half of the investment only if a prototype of the laser system meets certain technical and clinical specifications. Syneron will also have an option to invest an additional $2m in the company. As part of the investment agreement, Syneron will have exclusive North American marketing and sales rights for 10 years following FDA clearance.

Chairman of Syneron, Dr. Shimon Eckhouse, explained that "dental laser products have many synergies in their technology, manufacture and marketing with Syneron's platform of aesthetic medical devices and the expected margins of the Light Instrument dental system are consistent with the margins of our core products."

Commenting on the market for the dental laser system, Dr. Eckhouse added: "There is a potential market of some 200,000 dentists in North America alone.  The dynamics of the dental market have many similarities to the dynamics of the market for aesthetic medical devices in which Syneron is gaining a clear leadership position.  Moreover, within the context of private dental clinics and emerging "dental spas", dentists are also potential customers for Syneron's core platform of aesthetic medical devices."

About Syneron
Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented elos(TM) combined-energy technology of Bi-Polar Radio Frequency and Light. The Company’s innovative elos technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle reduction, rejuvenating the skin’s appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world, including North American Headquarters in Canada, European Headquarters in Germany, and Asia-Pacific Headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at www.syneron.com.

For more information, please contact Judith Kleinman, VP Investor Relations, Syneron Medical Ltd., at +972 4 909-6282, email: ir@syneron.com.

Syneron, the Syneron logo, and elos are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. Elos (Electro-Optical Synergy) is a proprietary technology of Syneron Medical. All other names are the property of their respective owners.

Source: Syneron Medical Ltd.